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                             May 10, 2023

       David Lee
       Chief Financial Officer
       Motorcar Parts of America, Inc.
       2929 California Street
       Torrance, CA 90503

                                                        Re: Motorcar Parts of
America, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 14, 2022
                                                            File No. 001-33861

       Dear David Lee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Segment Reporting, page F-7

   1.                                                   We have reviewed your
response to comment 2 and have the following comments:

                                                              Considering the
level and nature of information received and reviewed by the Chief
                                                            Operating Decision
Maker ("CODM"), please tell us how each of your Hard Parts
                                                            product lines do
not meet the characteristics of an operating segment under ASC 280-
                                                            10-50-1.

                                                              Discuss in
greater detail the specific nature and level of product line information the
                                                            CODM receives
during the budget preparation and budget-to-actual review processes and how he uses
such information.

                                                        In closing, we remind
you that the company and its management are responsible for the
 David Lee
Motorcar Parts of America, Inc.
May 10, 2023
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at (202) 551-3167 or Andrew Blume at (202) 551-3254
with any questions.



FirstName LastNameDavid Lee                               Sincerely,
Comapany NameMotorcar Parts of America, Inc.
                                                          Division of
Corporation Finance
May 10, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName